Form 51-102F3

Material Change Report

1.	Name and Address of Company

 Atna Resources Ltd.

14142 Denver West Parkway, Suite 250

Golden, Colorado 80401

2.	Date of Material Change

 April 27, 2012

3.	News Release

A news release was issued on April 30, 2012 through PR Newswire. A copy of the news release is attached hereto as Schedule A.

4.	Summary of Material Change

 Atna Resources announces adoption of a shareholder rights plan by its board of directors on April 27, 2012.

5.	Full Description of Material Change

5.1	Full Description of Material Change

Atna Resources Ltd. (“Atna” or the “Company”) announced that its board of directors has adopted a shareholder rights plan (the “Rights Plan”) effective April 27, 2012.

The purpose of the Rights Plan is to provide shareholders and the board of directors with adequate time to consider and evaluate any unsolicited take-over bid made for Atna’s common shares, provide the board of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, and encourage the fair treatment of shareholders in connection with any take-over bid made for Atna’s common shares. The Rights Plan is intended to prevent any person from acquiring beneficial ownership of more than 20% of the outstanding common shares of Atna while the board of directors’ process is ongoing, or from entering into arrangements or relationships that have a similar effect.

Atna is not aware of any specific take-over bid for Atna that has been made or is contemplated.

The Rights Plan has been accepted for filing by the TSX, subject to certain conditions, including ratification by Atna’s shareholders at its annual general & special meeting to be held on June 5, 2012. If ratified by the shareholders, the Rights Plan would continue in force until the end of Atna’s first annual general meeting of shareholders following the third anniversary of the Rights Plan.

In order to implement the Rights Plan, the board of directors has authorized the issuance of the rights to holders of its common shares at the rate of one right for each common share outstanding. The rights will automatically attach to the common shares and no further action will be required by shareholders.

Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger the Rights Plan. These criteria require, among other things, that the bid be made by way of a take-over bid circular to all holders of voting shares other than the offeror under the bid, and remain open for acceptance by shareholders for at least 60 days. In the event a take-over bid does not meet the permitted bid requirements of the Rights Plan, the rights issued under the Rights Plan would entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Atna at a significant discount to the market price.

A copy of the Rights Plan is available in the Company’s filings with Canadian securities regulators at www.sedar.com and with the U.S. Securities and Exchange Commission, on EDGAR at www.sec.gov.

5.2	Disclosure for Restructuring Transactions

Not applicable

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following executive officer of Atna is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

James Hesketh
President and Chief Executive Officer

Phone (303) 278-8464 (Ext.105)

9.	Date of Report

April 30, 2012

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SCHEDULE A

PRESS RELEASE

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCBB:ATNAF) announced today that its board of directors has adopted a shareholder rights plan (the “Rights Plan”), effective April 27, 2012.

The purpose of the Rights Plan is to provide shareholders and the board of directors with adequate time to consider and evaluate any unsolicited take-over bid made for Atna’s common shares, provide the board of directors with adequate time to identify, develop and negotiate value-enhancing alternatives, and encourage the fair treatment of shareholders in connection with any take-over bid made for Atna’s common shares. The Rights Plan is intended to prevent any person from acquiring beneficial ownership of more than 20% of the outstanding common shares of Atna while the board of directors’ process is ongoing, or from entering into arrangements or relationships that have a similar effect.

Atna is not aware of any specific take-over bid for Atna that has been made or is contemplated.

The Rights Plan has been accepted for filing by the TSX, subject to certain conditions, including ratification by Atna’s shareholders at its annual general & special meeting to be held on June 5, 2012. If ratified by the shareholders, the Rights Plan would continue in force until the end of Atna’s first annual general meeting of shareholders following the third anniversary of the Rights Plan.

In order to implement the Rights Plan, the board of directors has authorized the issuance of the rights to holders of its common shares at the rate of one right for each common share outstanding. The rights will automatically attach to the common shares and no further action will be required by shareholders.

Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger the Rights Plan. These criteria require, among other things, that the bid be made by way of a take-over bid circular to all holders of voting shares other than the offeror under the bid, and remain open for acceptance by shareholders for at least 60 days. In the event a take-over bid does not meet the permitted bid requirements of the Rights Plan, the rights issued under the Rights Plan would entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of Atna at a significant discount to the market price.

A copy of the Rights Plan is available in the Company’s filings with Canadian securities regulators at www.sedar.com and with its the U.S. Securities and Exchange Commission, on EDGAR at www.sec.gov.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

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